UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

BRONCO DRILLING COMPANY, INC.

(Name of Subject Company)

BRONCO DRILLING COMPANY, INC.

(Names of Persons Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

112211107

(CUSIP Number of Class of Securities)

D. Frank Harrison

Chairman of the Board and

Chief Executive Officer

Bronco Drilling Company, Inc.

16217 North May Avenue

Edmond, Oklahoma 73013

(405) 242-4444

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

William T. Heller IV

Thompson & Knight LLP

333 Clay Street, Suite 3300

Houston, Texas 77002

(713) 654-8111

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments and supplements thereto, the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2011, as amended by the Amendment No. 1 to the Schedule 14D-9 filed on May 3, 2011 and the Amendment No. 2 to the Schedule 14D-9 filed on May 18, 2011 and is filed by Bronco Drilling Company, Inc., a Delaware corporation (“Bronco” or the “Company”). The Schedule 14D-9 relates to the tender offer by Nomac Acquisition, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Chesapeake Energy Corporation, an Oklahoma corporation (“Parent” or “Chesapeake”), to purchase all outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at $11.00 per Share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 26, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Chesapeake and Purchaser with the SEC on April 26, 2011, as amended by the Amendment No. 1 to the Schedule TO filed on May 3, 2011, the Amendment No. 2 to the Schedule TO filed on May 5, 2011, the Amendment No. 3 filed on May 18, 2011, the Amendment No. 4 filed on May 20, 2011 and the Amendment No. 5 filed on May 31, 2011. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4. The Solicitation or Recommendation.

(b)	Background of the Offer and Merger; Reasons for Recommendation.

The following information in Item 4(b)(iv) — “Opinion of Johnson Rice” is hereby amended as follows:

(a) the first paragraph in Item 4(b)(iv) — “Opinion of Johnson Rice” under the subheading “—Discounted Cash Flow Analysis” on page 24 is hereby amended and restated as follows:

Discounted Cash Flow Analysis. Johnson Rice performed a discounted cash flow analysis on the Company for the projected years ended December 31, 2011 and 2012, and fiscal years 2013 through 2015. Johnson Rice considered three projection cases. Each case utilized management’s projections for the projected year ended December 31, 2011 and December 31, 2012, which included the addition of two new drilling rigs by year end 2011 and brought the total number of rigs to 24. The “base case” analysis reflects the following: (a) management projections for 2011 and 2012; (b) after 2012, daily 2012 per rig operating margin of $9,750 per day and rig utilization of 93% are held constant through fiscal year 2015; and (c) after 2012, capital expenditures remain constant at a minimum maintenance level through 2015. The “high case” analysis reflects the following: (a) management projections for 2011 and 2012; (b) after 2012, daily 2012 per rig operating margins are increased by 10% per year in 2013, 2014, and 2015, respectively and utilization is held constant at 95% through 2015; and (c) after 2012, capital expenditures remain constant at a minimum maintenance level through 2015. The “low case” analysis reflects the following: (a) management projections for 2011 and 2012; (b) after 2012, daily 2012 per rig operating margins are decreased by 10% per year in 2013, 2014, and 2015, respectively and utilization is held constant at 85% through 2015; and (c) after 2012, capital expenditures remain constant at a minimum maintenance level through 2015. Johnson Rice, in consultation with the Fairness Committee of Johnson Rice, determined that the daily operating margins in the “high case” and “low case” analysis should be increased or decreased, respectively, by 10% per year in 2013, 2014, and 2015, based upon its knowledge and expertise, both of finance in general and as applied to publicly traded land drilling companies in North America. The following tables summarize this analysis:

(b) a new chart and a new sentence immediately following the first paragraph in Item 4(b)(iv) — “Opinion of Johnson Rice” under the subheading “—Discounted Cash Flow Analysis” on page 24 are hereby added as follows:

Base Case	2011	2012	2013	2014	2015
EBITDA	$42	$62	$62	$62	$62
Free Cash Flow	($12)	$41	$46	$46	$46

High Case	2011	2012	2013	2014	2015
EBITDA	$42	$62	$70	$79	$89
Free Cash Flow	($12)	$41	$54	$63	$73

Low Case	2011	2012	2013	2014	2015
EBITDA	$42	$62	$47	$40	$34
Free Cash Flow	($12)	$41	$31	$24	$19

In each case, for the purpose of calculating terminal value, Johnson Rice assumed a terminal EBITDA figure of $41 million.

Item 8. Additional Information.

The information set forth in “Item 8. Additional Information” under the subheading “—Legal Proceedings” is hereby amended and supplemented by inserting the following paragraph as the first paragraph under such subheading:

Ten putative class action lawsuits relating to the merger agreement and the transactions contemplated therein have been commenced against the Company and current members of the Company Board, including the Company’s chief executive officer (the “Individual Defendants”). Six putative class action lawsuits were filed in the District Court of Oklahoma County, Oklahoma (collectively, the “Oklahoma Suits”). All but one of the Oklahoma Suits have been voluntarily dismissed. Four putative class action lawsuits were filed in the Court of Chancery of the State of Delaware (the “Delaware Suits” and together with the one remaining Oklahoma Suit, the “Class Actions”). The Class Actions each seek certification of a class of all holders of the Company’s common stock and variously allege, among other things, that: (1) the Individual Defendants have breached and continue to breach their fiduciary duties to the stockholders of the Company; (2) the offer and the merger are unfair to the public stockholders of the Company as the proposed transactions underestimate the value of the Company; (3) the Individual Defendants are pursuing a course of conduct that does not maximize the value of the Company; and (4) the Company aided and abetted the alleged breaches of duties by the Individual Defendants. The Delaware Suits also name Parent and Purchaser as defendants, in each case alleging that Parent and Purchaser aided and abetted the alleged breaches of duties by the Individual Defendants. On April 29, 2011, one of the Delaware Suits was amended, adding allegations that the Company’s Schedule 14D-9 and Parent’s Schedule TO did not adequately describe the process that resulted in the offer and that the Company’s Schedule 14D-9 did not include adequate information concerning the fairness opinion Johnson Rice provided to the Company Board. The Delaware Suits were consolidated into a single action on May 6, 2011. On May 10, 2011, the Oklahoma Suit was stayed in favor of the Delaware Suits. The Class Actions seek, among other things, an injunction prohibiting consummation of the tender offer and the merger, attorneys’ fees and expenses and rescission or damages in the event the proposed transactions are consummated. A preliminary injunction hearing was scheduled in the Delaware Suits for May 19, 2011. We believe the Class Actions are entirely without merit.

On May 17, 2011, the parties to the Delaware Suits informed the Court of Chancery that they had reached an agreement in principle, which, if approved by the Court, would result in the settlement of all claims brought on behalf of the purported class. Pursuant to that agreement: (i) Parent, the Company and Purchaser have agreed to amend the merger agreement to shorten from twelve (12) months to nine (9) months the period during which, if the Company enters into a definitive agreement to consummate, or consummates any transaction contemplated by any Takeover Proposal, the Company must pay Parent the Termination Fee (as such term is defined in the Merger Agreement); (ii) the Company will make additional disclosures in an amendment to its Schedule 14D-9; and (iii) Parent and Purchaser will extend the expiration of the offer from 12:00 midnight New York City time at the end of Monday, May 23, 2011 to 12:00 midnight New York City time at the end of Tuesday, May 31, 2011. The parties have entered into a memorandum of understanding memorializing the key terms of that agreement. The memorandum of understanding is attached as Exhibit (a)(5)(O) hereto and is incorporated by reference.

On May, 20, 2011, the Delaware Court certified a class consisting of all record and beneficial holders of the Company’s common stock as of April 14, 2011, or their successors in interest (the “Class”). The Company, Parent, Purchaser, and the Individual Defendants, and any of their respective families, parent entities, controlling persons, associates, predecessors, successors, affiliates or subsidiaries, and each and all of their respective past or present officers, directors, stockholders, principals, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, entities providing fairness opinions, underwriters, brokers, dealers, advisors or agents, heirs, executors, trustees, general or limited partners or partnerships, limited liability companies, members, managers, joint ventures, personal or legal representatives, estates, administrators, predecessors, and successors are excluded from the Class.

On May 27, 2011, the parties to the Oklahoma Suit reached an agreement in principle, which is intended to resolve all issues in that litigation. Pursuant to the agreement: (i) the Company will make additional disclosures in an amendment to its Schedule 14D-9; and (ii) Parent and Purchaser will extend the expiration of the offer from 12:00 midnight New York City time at the end of Tuesday, May 31, 2011 to 5:00 pm New York City time on Friday, June 3, 2011.

The Individual Defendants, the Company, Parent and Purchaser have denied, and continue to deny, that they have committed or aided and abetted in the commission of any violation of law or engaged in any of the alleged wrongful acts, and expressly maintain that they diligently and scrupulously complied with their fiduciary and other legal duties.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

“(a)(5)(P)	Joint Press Release issued by Chesapeake Energy Corporation and Bronco Drilling Company, Inc. on May 31, 2011.”

Section 14(f) Information Statement.

The Information Statement attached as Annex I to the Schedule 14D-9 is hereby revised and supplemented as follows:

(a) the second sentence of the second paragraph on page I-1 of the Information Statement is hereby amended and restated as follows:

On May 31, 2011, Parent, Purchaser and Bronco announced that the expiration of the Offer was extended until 5:00 p.m., New York City time, Friday, June 3, 2011. As a result, unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at such time, when, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn.

(b)	the first paragraph on page I-4 of the Information Statement is hereby amended and restated as follows:

It is expected that the Potential Designees may assume office at any time following the purchase by Purchaser of shares of Common Stock pursuant to the Offer and the Merger Agreement, which purchase cannot be earlier than 5:00 p.m., New York City time, Friday, June 3, 2011. It is currently not known which, if any, of the current directors of the Company would resign.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRONCO DRILLING COMPANY, INC.

By:	/s/ D. Frank Harrison

Name:	D. Frank Harrison

Title:	Chief Executive Officer

Dated:	May 31, 2011

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 26, 2011. (1)(2)

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9). (1)(2)

(a)(1)(C)	Form of Notice of Guaranteed Delivery. (1)(2)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)(2)

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. (1)(2)

(a)(1)(F)	Form of Summary Advertisement Published in The Wall Street Journal on April 26, 2011. (1)

(a)(1)(G)	Press release dated April 15, 2011 (incorporated herein by reference to the press release furnished under the cover of Current Report on Form 8-K filed by the Company on April 18, 2011).

(a)(1)(H)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (included as Annex I to this Schedule 14D-9). (2)

(a)(1)(I)	Press release announcing commencement of the tender offer issued by Chesapeake Energy Corporation on April 26, 2011 (1)

(a)(5)(A)	Opinion of Johnson Rice & Company L.L.C. to the board of directors of the Company dated April 14, 2011 (included as Annex II to this Schedule 14D-9). (2)

(a)(5)(B)	Petition filed on April 18, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Sanjay Israni, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, Gary C. Hill, and Chesapeake Energy Corporation (Case No. CJ-2011-2601).*

(a)(5)(C)	Petition filed on April 19, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Frank Kramer, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, Gary C. Hill, David W. House, William R. Snipes, and Chesapeake Energy Corporation (Case No. CJ-2011-2627).*

(a)(5)(D)	Complaint filed on April 20, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Sam Berlinberg v. Bronco Drilling Company, Inc., Chesapeake Energy Corporation and Nomac Acquisition, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, and Gary C. Hill (Docket No. CA6398).*

(a)(5)(E)	Petition filed on April 20, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Daniel B Leader, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, William R. Snipes, Gary C. Hill, David W. House, and Richard B. Hefner (Case No. CJ-2011-2684).*

(a)(5)(F)	Petition filed on April 20, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Debra Kushner, individually and on behalf of all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, and William R. Snipes (Case No. CJ-2011-2687).*

(a)(5)(G)	Petition filed on April 21, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Barr Shriver, individually and on behalf of all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, and William R. Snipes (Case No. CJ-2011-2723).*

Exhibit No.	Description

(a)(5)(H)	Petition filed on April 22, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Ralph C. Brand, individually and on behalf of all others similarly situated v. D. Frank Harrison, William Snipes, Gary Hill, David House, Richard Hefner, Bronco Drilling Company, Inc., Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. CJ-2011-2738).*

(a)(5)(I)	Complaint filed on April 26, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Theodore Dass, Individually and On Behalf of All Others Similarly Situated v. Bronco Drilling Company, Inc., D. Frank Harrison, David W. House, Richard B. Hefner, Gary C. Hill, William R. Snipes, Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. 6419).*

(a)(5)(J)	Plaintiffs’ Notice of Dismissal Without Prejudice in the District Court of Oklahoma County: State of Oklahoma, captioned Frank Kramer, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, Gary C. Hill, David W. House, William R. Snipes, and Chesapeake Energy Corporation (Case No. CJ-2011-2627).*

(a)(5)(K)	Complaint filed on April 28, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Charles Miller, On Behalf Of Himself And All Others Similarly Situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, Gary C. Hill, David W. House, William R. Snipes, Chesapeake Energy Corporation, and Nomac Acquisition, Inc., (Case No. 6432).*

(a)(5)(L)	Amended Complaint filed on April 29, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Sam Berlinberg, on behalf of himself and all others similarly situated, v. Bronco Drilling Company, Inc., Chesapeake Energy Corporation, Nomac Acquisition, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, and Gary C. Hill (Case No. 6398-VCP).*

(a)(5)(M)	Complaint filed on April 29, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Eillis Toews, Individually and On Behalf of All Others Similarly Situated v. D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, William R. Snipes, Bronco Drilling Company, Inc., Chesapeake Energy Corporation, and Nomac Acquisition, Inc., (Case No. 6434).*

(a)(5)(N)	Joint Press Release issued by Chesapeake Energy Corporation and Bronco Drilling Company, Inc. on May 18, 2011 (incorporated by reference to Exhibit (a)(5)(P) to the Schedule TO filed by Chesapeake Energy Corporation with the SEC on May 18, 2011). (1)

(a)(5)(O)	Memorandum of Understanding, dated May 17, 2011.*

(a)(5)(P)	Joint Press Release issued by Chesapeake Energy Corporation and Bronco Drilling Company, Inc. on May 31, 2011 (incorporated by reference to Exhibit (a)(5)(R) to the Schedule TO filed by Chesapeake Energy Corporation with the SEC on May 31, 2011). (1)

(e)(1)	Agreement and Plan of Merger, dated as of April 14, 2011, by and among, Chesapeake Energy Corporation, Nomac Acquisition, Inc. and Bronco Drilling Company, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2011). (2)

(e)(2)	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, File No. 000-51471, filed by the Company with the SEC on June 15, 2008).

(e)(3)	Amended and Restated Employment Agreement, dated effective April 19, 2010, by and between the Company and D. Frank Harrison (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, File No. 000-51471, filed by the Company with the SEC on April 21, 2010).

Exhibit No.	Description

(e)(4)	Amended and Restated Employment Agreement, dated effective January 6, 2010, by and between the Company and Matthew S. Porter (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K, File No. 000-51471, filed by the Company with the SEC on March 15, 2010).

(e)(5)	Employment Agreement, dated effective August 8, 2006, by and between the Company and Mark Dubberstein (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q, File No. 000-51471, filed by the Company with the SEC on August 10, 2006).

(e)(6)	Employment Agreement, dated effective August 8, 2006, by and between the Company and Zachary M. Graves (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q, File No. 000-51471, filed by the Company with the SEC on August 10, 2006).

(e)(7)	Amendment to Employment Agreement, dated effective August 2, 2007, by and between the Company and Zachary M. Graves (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q, File No. 000-51471, filed by the Company with the SEC on August 3, 2007).

(e)(8)	Employment Agreement, dated effective August 3, 2007, by and between the Company and Steven R. Starke (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, File No. 000-51471, filed by the Company with the SEC on August 3, 2007).

(e)(9)	Amendment No. 1, dated as of May 17, 2011, to the Agreement and Plan of Merger, dated as of April 14, 2011, by and among Chesapeake Energy Corporation, Nomac Acquisition, Inc. and Bronco Drilling Company, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Chesapeake Energy Corporation with the SEC on May 18, 2011). (1)

(g)	Not applicable.

*	Previously filed.
**	Filed herewith.
(1)	Incorporated by reference to the Schedule TO filed by Parent and Purchaser on April 26, 2011.
(2)	Included in materials mailed to the stockholders of Bronco Drilling Company, Inc.
(3)	Incorporated herein by reference to the Company’s Annual Report on Form 10-K (File No. 000-51471), filed with the Securities and Exchange Commission on March 15, 2011.